July 15, 2014

Ms. Christina Chalk

Senior Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Allergan, Inc. PREC14A filed June 16, 2014 File Number: 1-10269

Dear Ms. Chalk:

On behalf of our client, Allergan, Inc. (“Allergan” or the “Company”), this letter responds to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 27, 2014, with respect to the Company’s preliminary revocation solicitation statement on Schedule 14A (the “Preliminary Revocation Statement”) initially filed with the Commission on June 16, 2014. This letter is being submitted together with the Company’s revised preliminary revocation solicitation statement on Schedule 14A (the “Revised Preliminary Revocation Statement,” and together with the Preliminary Revocation Statement, the “Filing”). For the convenience of the Staff, we first provide the comment received from the Staff, which has been reproduced from the Staff’s letter and provided in italics, followed by the Company’s response to the Staff’s comment.

Preliminary Proxy Statement filed on June 16, 2014

General

1.	Fill in the blanks throughout the proxy statement. Information that is subject to change may be bracketed.

The Company respectfully acknowledges the Staff’s comment, and has either filled in the blanks in the Revised Preliminary Revocation Statement or will do so in the definitive revocation solicitation statement.

2.	Update the proxy statement to reflect the settlement in the Delaware state court litigation and the existence of the exchange offer commenced by Valeant.

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Preliminary Revocation Statement to reflect the settlement in the Court of Chancery of the State of Delaware of the litigation commenced by PS Fund 1, LLC, an affiliate of Pershing Square Capital Management, L.P., the existence of the exchange offer commenced by Valeant Pharmaceuticals International, Inc. and other subsequent events.

Questions and Answers about this Revocation Statement – Why am I receiving this revocation solicitation statement, page 10

3.	Where you note the gains by Pershing Square on the Allergan shares it has purchased, note that these gains have not been realized through a sale those shares and that all Allergan shareholders have benefited from appreciation in your stock price.

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Preliminary Revocation Statement on page 6.

Response of Allergan, page 10

4.	With respect to your assertion that Pershing Square’s proposals “fail to provide sufficient disclosure for Allergan stockholders to understand how Pershing Square’s proposals are intended to interact and are confusing to Allergan stockholders,” balance this disclosure by noting that Pershing Square will be required to provide further details about its proposals if the special meeting is scheduled and it conducts a separate solicitation to win votes in favor of those proposals.

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Preliminary Revocation Statement on page 12, removing the clause mentioned above.

5.	Refer to the disclosure at the top of page 11. Clarify why you are asking shareholders to return a blue proxy card if they have not previously submitted a white card. If you are not asking them to do so, please clarify that as well.

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Preliminary Revocation Statement on page 12.

The Special Meeting Request Procedure, page 11

6.	Clarify what you mean by the statement that you “intend to require full compliance with the provisions set forth in [your] Charter, Bylaws and applicable law… with respect to any special meeting sought to be called…” Please provide specific examples of matters that you could “specifically enforce,” where possible. Also, clarify whether this is impacted by the recent settlement of the Delaware court matter.

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Preliminary Revocation Statement on page 13.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to call me at (202) 637-2284. Written correspondence to the Company may be directed to my attention at 555 Eleventh Street, NW Suite 1000, Washington, D.C. 20004, fax no. (202) 637-2201.

Very truly yours,

/s/ Alexander F. Cohen
Alexander F. Cohen
of LATHAM & WATKINS LLP

cc: Arnold A. Pinkston, Esq., General Counsel

Matthew J. Maletta, Esq., Vice President, Associate General Counsel and Secretary

Scott M. Akamine, Esq., Corporate Counsel

Allergan, Inc.

Mark J. Gentile

Richards, Layton & Finger, P.A.

David A. Katz

Wachtell, Lipton, Rosen & Katz

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